NOVAGOLD RESOURCES INC.

REVISED INITIAL
ANNUAL INFORMATION FORM

July 22, 2003

NOVAGOLD RESOURCES INC.
(the "Company")

REVISED INITIAL ANNUAL INFORMATION FORM

PRELIMINARY NOTES

Forward-Looking Statements

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this Annual Information Form under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Resource Estimates

All resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Securities and Exchange Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Aggregate
Any of several hard, inert materials, such as sand, gravel, slag, or crushed stone, mixed with a cement or bituminous material to form concrete, mortar, or plaster, or used alone, as in railroad ballast or graded fill.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Dacite	A fine-grained igneous rock found as dikes or extrusions.

Dyke (Dike)	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Gossan
An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

g/t or gpt	Grams per metric tonne.

Illite	A group of three-layer mica-like clays.

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource
Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Net Proceeds Interest
Describes a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, usually including exploration, capital and operating costs.

Ore	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground have been earned.

Placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.

Pyrite	An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Reverse Circulation (RC)	A type of drilling using dual-walled drill pipe in which the material drilled, water, and mud are circulated up the center pipe while the air is blown down the outside pipe.

Rhyolite	A fine-grained igneous rock which has the same chemical composition as granite.

Schist	A medium to course grained foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sericite	A white, fine-grained potassium mica occurring as an alteration product and found as a secondary mineral in various hydrothermal rocks.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange on July 22, 2003 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was C$1.4116 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended November 30
	2002	2001	2000

Rate at end of Period	1.5650	1.5728	1.5360
Average rate for last day	1.5700	1.5436	1.4805
High for Period	1.6184	1.6052	1.5632
Low for Period	1.5028	1.4901	1.4318

Metric Equivalents

The following table sets forth the factors for converting imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces(troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM
for its financial year ended November 30, 2002

ITEM 1 INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company's principal office is located at Suite 3454, Bentall IV, 1055 Dunsmuir Street, PO Box 49215, Vancouver BC, Canada, V7X 1K8.

As at the end of its most recently completed financial year, the Company had the following direct and indirect wholly owned subsidiaries:

(a)	Alaska Gold Company, which was incorporated under the laws of Delaware and holds certain property interests in Alaska;
(b)	NovaGold Resources Alaska, Inc., which was incorporated under the laws of Alaska and holds certain property interests in Alaska;
(c)	NovaGold (Bermuda) Alaska Limited , which was incorporated under the laws of Bermuda and is the holding company for Alaska Gold Company and NovaGold Resources Alaska, Inc.;
(d)	NovaGold Resources (Bermuda) Limited, which was incorporated under the laws of Bermuda and is a holding company for NovaGold (Bermuda) Alaska Limited.

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold Inc. (See “Item 3 – Other Properties”)

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries.

All of the above companies are sometimes referred to together herein as the "Company".

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and the Yukon Territory. Four of these properties are advanced stage exploration projects with defined gold resources. The remaining properties are earlier stage exploration projects that have not yet advanced to the resource definition stage. The Company is also engaged in the sale of construction aggregates and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. The Donlin Creek, Rock Creek and Nome Gold properties are the Company's most advanced projects each undergoing plans for development.

On April 27, 1999, the Company acquired 100% of the outstanding shares of Alaska Gold Company (“Alaska Gold”) from Mueller Industries, Inc., of Memphis, Tennessee (“Mueller”), for a total purchase price of US$5,500,000. The core assets of Alaska Gold were land holdings in and around Nome and Fairbanks, Alaska, the Rock Creek mineral property, the Alaska Gold patented placer gold mining claims and the sand-and-gravel resources. (See “Item 3-Nome Gold, Alaska” and “Item 3-Rock Creek Gold Project, Alaska”). US$3,000,000 of the purchase price was paid on closing; US$1,500,000 by the issuance of an unsecured convertible promissory note bearing interest at the rate of 8% and due December 15, 1999, and the balance of US$1,000,000 by a 10% convertible production royalty on future Alaska Gold placer gold production which royalty was convertible to common shares of the Company. The promissory note was convertible at the option of the Company into 4,064,433 common shares, which conversion right the Company exercised. On February 18, 2002, Mueller exercised its option to convert its royalty to 319,543 common shares of the Company.

On March 12, 2001, the Company completed an agreement with Etruscan Resources Inc. (“Etruscan”) the terms of which settled its long term debt to Etruscan. Under the agreement, the Company satisfied its long term debt to Etruscan by issuing to Etruscan 2,000,000 common shares of the Company and transferring to Etruscan all right, title and interest in 1,880,209 common shares of Etruscan owned by the Company. Etruscan also waived $1 million of accrued interest. The completion of this agreement had the effect of reducing the Company's long term debt by $7.4 million.

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome U.S. Inc. (“Placer Dome”) to acquire a 70% interest in the Donlin Creek gold project in southwestern Alaska, subject to a back-in right reserved by Placer Dome. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed in excess of US$10 million of expenditures on the Donlin Creek gold project and earned a 70% interest in the property from Placer Dome. On February 10, 2003, Placer Dome elected to exercise its back-in right to reacquire an additional 40% interest in the project by completing certain development activities and expenditures by November 13, 2007. (See “Item 3 - Donlin Creek Gold Project, Alaska”)

In April, 2002, the Company completed an equity private placement of 5,295,000 units to raise net proceeds of $18.5 million. Each unit consisted of one common share and one-half warrant, each whole warrant exercisable to acquire one common share at $4.50 per share until October 19, 2003.

In September, 2002 the Company completed an equity private placement of 2,958,040 units to raise net proceeds of $15.1 million. Each unit consisted of one common share and one-half warrant, each whole warrant exercisable to acquire one common share at $6.50 per share until March 20, 2004.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Donlin Creek Gold Project, Alaska

Donlin Creek Project - Property Description and Title

The Donlin Creek property consists of 42 square miles (109 square kilometres) of privately owned patented native land. The subsurface rights are owned by Calista Corporation (“Calista”), a regional native corporation, and the surface rights are owned by the Kuskokwim Corporation, a local village corporation.

Underlying Agreements

Effective May 1, 1995, Calista entered into an exploration and lode mining lease with Placer Dome ("Calista Lease") which leased to Placer Dome the Donlin Creek property together with all minerals except for common variety minerals such as sand and gravel. The Calista Lease is in effect for 20 years and so long thereafter as mining operations are carried out on the Donlin Creek property. The terms of the Calista Lease required Placer Dome to carry out US$4.7 million of exploration and development by May 1, 1999, which was completed, and the present work commitments under the Calista Lease are US$1 million per year. An advance minimum royalty (“AMR”) of US$200,000 is payable annually until a feasibility study is completed after which the AMR will increase to US$500,000 per annum. From commencement of production a net smelter return production royalty (“NSR”) is payable to Calista in the amount of the greater of 1.5% and US$500,000, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Placer Dome and the Company. Thereafter, the annual NSR is increased to the greater of 4.5% and US$500,000. The advance minimum royalty payments will be applied as a credit against the NSR otherwise payable subject to Calista receiving a minimum of US$500,000 in each year of production. At November 30, 2002, the total deductible AMR’s that had been paid by Placer Dome or the Company were US$1.45 million.

Under the Calista Lease, Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering notice of election and payment for the same pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista shall receive credit for any public funding or other funding sources Calista secures to deliver required equipment, professional services or any other goods or services or infrastructure to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation, that does not rely on the facilities or economic viability of the original facility, then Calista shall have an additional mutually exclusive back-in right on the same terms.

Effective June 5, 1995 Placer Dome also entered into a surface use agreement with the Kuskokwim Corporation ("TKC") which gave Placer Dome the right to explore for and develop valuable minerals found pursuant to the Calista Lease. The surface use agreement with TKC requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee for any areas designated as exclusive use areas. The exclusive use fee is based on 10% of the fair market value of the exclusive use area. The fees payable are subject to an escalator adjustment based on the consumer price index on each fifth anniversary of the surface use agreement.

Company’s Interest

Effective July 14, 2001 the Company, through its wholly-owned subsidiary, NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome granting the Company the right to earn up to a 70% interest in Placer Dome's interest in the Donlin Creek property ("Option Agreement"). Under the terms of the Option Agreement, the Company agreed to expend US$10 million within a ten year period towards exploration and development to earn a 70% interest in the Donlin Creek property. Placer Dome retained a back-in right exercisable to reacquire a 40% interest in the project to bring its interest to 70%. The Company completed the US$10 million expenditure effective on November 13, 2002. Upon completion of the earn-in, a joint venture between the Company and Placer Dome was established.

On February 10, 2003, Placer Dome elected to exercise the back-in right to reacquire a 40% interest in the Donlin Creek property by expending three times the amount expended by the Company at the time the back-in right was exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year, all by November 13, 2007. At the time the back-in right was exercised, the Company had expended approximately US$10.5 million. The Company will contribute its share of costs after Placer Dome has expended three times the Company's initial earn-in expenditures. Placer Dome is required, at the Company’s request, to advance any costs in excess of the three times amount until the feasibility study is complete, such advance will be repaid out of future mine proceeds. Placer Dome is also required to use good faith and commercially reasonable efforts to assist the Company in obtaining third party financing for its share of the costs of construction. If Calista exercises its back-in right under the Calista Lease, Placer Dome's and the Company’s interest will be proportionately reduced to provide for the Calista interest.

Donlin Creek Project - Accessibility and Climate

The Donlin Creek property is located in southwest Alaska approximately 12 miles (19 kilometres) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 15 mile (25 kilometres) winter road accesses the property from the barge site at the town of Crooked Creek and is designated as an Alaska State Highway route and transportation corridor. The project has an all-season 75-person camp and an adjacent 5,000 foot (1,500 meter) airstrip that is capable of handling C-130 Hercules aircraft with a 42,000 pound (19,000 kilogram) capacity. The Donlin Creek property is directly serviced by air out of both Anchorage 280 miles (450 kilometres) to the east and Aniak 44 miles (70 kilometres) to the west. The project is currently isolated from power and other public infrastructure. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The Donlin Creek property has low topographic relief with elevations that range from 500 to 2100 feet (150 to 640 meters) above sea level. Hillsides are forested with black spruce, tamarack, alder, birch, and larch. Soft muskeg and discontinuous permafrost are common at lower elevations in poorly drained areas. The area has a relatively dry continental climate with typically less than 16 inches (400 millimetres) total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures fall below 0°F (-17°C). The climate would allow for year around operation.

Donlin Creek Project - Project History, Drilling and Exploration

Since 1988, approximately US$45 million has been invested on the Donlin Creek property by four different companies - Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome and the Company. Between 1995 and 2000, Placer Dome completed over US$31 million in exploration expenditures to advance the project toward a production decision. The main areas of activity for the companies that held the property before NovaGold consisted primarily of diamond core drilling (88,000 metres), reverse circulation drilling (22,000 metres) and trenching (24,000 metres). In addition Placer Dome undertook, amongst other things, metallurgical testing, and internal financial and resource studies.

Since early 2001, the Company has invested over US$10 million on exploration and development on the Donlin Creek property, mainly expended on core drilling, resource estimation, and economic and scoping evaluation. The Company has completed 58,000 metres of core drilling in and around the two major deposits identified on the property, the Lewis and Acma deposits. As a result of that drilling the resource estimate increased significantly. (See “Donlin Creek – Resource Estimates”)

Donlin Creek Project - Geological Setting

The Donlin Creek property lies within an area dominated by cretaceous age Kuskokwim sedimentary rocks. These sedimentary rocks consist primarily of lithic sandstone (greywacke), siltstone and shale. Late cretaceous to early tertiary granitic plutonic and volcanic rocks locally intrude the Kuskokwim sedimentary rocks. At Donlin Creek a series of these granitic intrusive rocks called rhyodacite occur over a 6 mile (10 kilometre) long area and are associated with the known gold mineralization. The main resource area occurs in the south of the property where two different orientations of granitic intrusive bodies come together.

Donlin Creek Project - Alteration and Mineralization

Alteration includes large zones of illite-quartz-pyrite alteration within intrusive rocks and to a lesser degree within mineralized sedimentary rocks. Typically both matrix and feldspar phenocrysts are strongly altered to illite, but kaolinite and illite also occur. This alteration grades outward into relatively weak interlayered chlorite/smectite and minor kaolinite and illite and carbonate alteration. Gold mineralization at Donlin Creek is lithologically and structurally controlled. Mineralization is best developed in intrusive rocks with lesser mineralization in sedimentary rocks. Mineralization occurs as both disseminated zones and vein hosted quartz, carbonate and sulphide (pyrite, arsenopyrite, and stibnite). Native arsenic and realgar are also commonly observed.

The bulk of the gold occurs primarily in the lattice structure of fine-grained arsenopyrite (<20 microns in diameter). Quartz-carbonate-sulfide (pyrite, stibnite, and arsenopyrite) veins are the primary mineralized features, but gold mineralization also occurs in thin, discontinuous veinlets/fracture fillings. Veinlets seldom exceed one centimetre in diameter and most fracture fills are thin sulfide coatings on fracture surfaces.

Donlin Creek Project - Metallurgy

Placer Dome and several independent laboratories completed comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach ("CIL") recovery. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90% were achievable from both intrusive and sedimentary ores by sulphide flotation concentration followed by oxidation of the concentrate by either pressure oxidation or bio-oxidation followed by CIL gold recovery. Bio-oxidation followed by CIL gold recoveries of 90% to 94% were achieved with only 25% total oxidation of sulphide materials of average grade ores.

Donlin Creek Project - Resource Estimate, Sampling and Assaying

In a report dated February, 2002, titled “Technical Report, Donlin Creek Project, Alaska”, independent engineering firm, AMEC E&C Limited (formerly MRDI), a division of AMEC E&C Services Limited of Vancouver ("AMEC") completed a resource estimate on the Donlin Creek property. The report estimated measured and indicated resources of 8,347,000 ounces of gold and inferred resources of 10,877,000 ounces of gold, both using a cut-off grade of 2.0 g/t. This resource estimate has been superseded by the resource estimate completed in April 2003 and described below. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995. Dr. Stephen Juras P.Geo., AMEC's Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. AMEC completed a detailed technical report for this study which is available for review at www.sedar.com.

In April 2003 a new resource estimate was prepared based on an updated 3D geologic and mineralization model that integrated 58,000 meters of drilling completed by the Company and 93,000 meters of drilling previously completed by Placer Dome. The model contains a total of 85,760 assays from 172,000 meters of drilling and trenching.

Since the project has now advanced to the pre-feasibility stage, this estimate and all future estimates, will only report as resources the mineralization that falls within a potentially economic pit model. The amounts in the current estimate represent 90% of the inferred category mineralization and 99% of the measured and indicated category mineralization that falls within a pit model and is classified as resource. Previous estimates by Placer Dome, NovaGold and AMEC would have used 100% of these amounts. The additional mineralization that is located outside of the pit model could eventually be included in future estimates as the pit model deepens and expands along strike with further drilling.

Donlin Creek April 2003 resource estimates are as follows:

1.5 g/t cut off grade

Resource	Tonnes	Grade	Contained
Category (1)	(Millions)	Gold g/t	Ounces (2)
Measured	7.9	3.1	799,000
Indicated	109.5	2.9	10,343,000
Total M&I:	117.5	3.0	11,142,000

Inferred	142.2	3.1	14,308,000

3.5 g/t cut off grade

Resource	Tonnes	Grade	Contained
Category	(Millions)	Gold g/t	Ounces
Measured	2.2	5.4	374,000
Indicated	26.7	5.0	4,331,000
Total M&I:	28.9	5.1	4,706,000

Inferred	38.6	5.5	6,782,000

Notes:	(1)
Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”.

	(2)	Contained Ounces are rounded to the nearest 1,000.

The Company’s drill programs and sampling protocol were managed by NovaGold with oversight provided by Phil St. George, then Vice President of Exploration. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. Dr. Harry Parker, P.Geo., of AMEC E&C Limited (formerly MRDI) and Mark Jutras, Senior Mining Engineer, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

Donlin Creek Project - Preliminary Economic Assessment Report/Pre-Feasibility Study

In a report dated March, 2002, titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska”, AMEC completed an independent preliminary economic assessment of the Donlin Creek property ("Preliminary Economic Assessment Report" or “PEAR”). A number of development scenarios were reviewed as part of this study based on the then current gold resource and metallurgical results, but mainly focused around a production throughput of 20,000 tonnes per day (“tpd”). This report is available for review at www.sedar.com.

Placer Dome, as current manger of the Donlin Creek joint venture, is organizing the preparation of a pre-feasibility study (“PFS”) on the Donlin Creek project. In early 2003 the Company commissioned AMEC to update their March 2002 PEAR report to incorporate new resource estimates and consider the possible 30,000tpd throughput being considered by Placer Dome. Subsequent to this, the Company was informed that Placer Dome is assessing operating technologies that may have a material effect on the operating parameters for the Donlin Creek project. In view of this work by Placer Dome, the proximity to completion of the PFS and the more advanced nature of the PFS, the Company has decided to await the completion of the PFS rather than complete the updated report. For information regarding the March 2002 PEAR report reference should be made to the report available onwww.sedar.com.

Donlin Creek Project -Other Future Work

Since Placer Dome has elected to back-in to the Donlin Creek project it is required to reimburse NovaGold for 100% of the exploration and development costs incurred after November 13, 2002 and to pay the next approximately US$31 million of expenditures on the project, including the amount to be reimbursed to the Company for costs incurred by the Company on the project subsequent to November 13, 2002. The Company does not anticipate expending material funds in 2003 on Donlin Creek.

Rock Creek Gold Project, Alaska

Rock Creek Project - Property Description and Title

Purchase of Alaska Gold Company – Rock Creek and Nome Gold

On April 27, 1999, the Company acquired 100% of the outstanding shares of the Alaska Gold Company (“Alaska Gold”) from Mueller Industries, Inc., of Memphis, Tennessee ("Mueller"), for a total purchase price of US$5,500,000. The core assets of Alaska Gold were comprised of approximately 14,000 acres of patented mining claims in the Nome mining district, including the Rock Creek Gold project and the Nome Gold project. The patented mining claims are owned 100% by Alaska Gold and consist of 313 mineral surveys made up of one or more patented claims. This property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900.

Rock Creek Property

The Rock Creek project lies seven miles north of the city of Nome, Alaska, on a State maintained road. The project occurs on a combination of patented mining claims and leased lands. The patented mining claims are owned 100% by Alaska Gold. The leased lands consist of mining claims owned by Bering Straits Native Corporation ("BSNC") (mineral estate lands) and Sitnasuak Village Corporation ("Sitnasuak") (surface rights). The BSNC lands have been leased to Golden Glacier, Inc. which in turn has granted Alaska Gold the right to explore and develop these lands. The known resource at Rock Creek lies within land owned approximately 66% by Alaska Gold with the remainder within the BSNC lands. Sitnasuak granted Alaska Gold a surface access licence in July 2002 for a period of one year. The Company is currently negotiating a long-term lease for the surface rights from Sitnasuak.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc., and the Company, the Company acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by Golden Glacier Inc. pursuant to four mining leases from BSNC to Golden Glacier, Inc. Pursuant to the exploration and option agreement, Golden Glacier Inc. granted the Company a five year option to acquire a mining sublease. In order to maintain the option in effect, the Company agreed to make annual payments to Golden Glacier Inc. ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. If the Company exercises its option (which it is entitled to do at any time provided the agreement is in good standing), the Company will be granted a mining sublease for 30 years or so long thereafter as there is mineral production from the claims. In order to maintain the sublease in good standing the Company must carry out minimum work requirements of US$250,000, adjusted for inflation. Golden Glacier Inc. is entitled to a 2.5% net smelter return royalty and a 5% net proceeds royalty from production from BSNC lands. The Company is required to pay advance minimum royalties of US$100,000 during each year of the sublease.

Under an agreement dated June 1, 2002, the Company agreed that TNR Resources Ltd. (“TNR”) could earn a 49.9% interest in the Rock Creek property by paying the Company US $50,000 and spending US $9,950,000 in exploration on the property by May 31, 2005. As part of the agreement TNR issued the Company 500,000 of its common shares. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is now being advanced on a 100% basis by the Company.

Rock Creek Project - Accessibility, Climate, and Physiography

Elevations in the project area range from 100 metres (300 feet) to over 300 metres (1000 feet) along the highest ridgelines. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. The property is accessed from Nome via paved and unpaved roads. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations on the coastal plain have taken place year round.

Rock Creek Project - Geological Setting

The area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist, 2) a "mixed unit" of mafic, pelitic, and calc schists and marble, 3) a mafic dominated schist package, and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism was a blueschist facies event, which is thought to have occurred during mid-Jurassic, having a minimum Argon/Argon age of about 120 million years (Ma). This event was synkinematic with a high strain deformation, which resulted in widely, distributed penetrative fabric and mesoscopic intrafolial isoclinal folds. This event was followed by a greenschist facies overprint, which was also accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folds of the earlier fabric. The event is thought to have occurred during a period of north-south crustal extension from 120-90 Ma. Most lode gold deposits of the Seward Peninsula have age dates that fall within the metamorphic event (120-90 Ma) and are thought to be formed during that event.

Rock Creek Project - Mineralization

Three styles of mineralization are recognized on the project:

(a)	Replacement Bodies: Albite, Quartz, arsenopyrite, dolomite, and minor galena.
(b)	Tension Veins: Quartz veins with albite, arsenopyrite, and minor lead sulfosalts.
(c)	Shear hosted veins: Quartz veins with pyrite and lead sulfosalts.

Each mineralization type is described in more detail below.

Replacement Bodies

There is probably more than one episode of replacement mineralization. The first occurred in a ductile environment and is characterized by large crystals of albite, quartz, arsenopyrite, and dolomite. These bodies occur in low angle structures and small fold noses. They can appear to be sill like bodies. Tension fracture veins cut these bodies at several locations, although occasionally the replacement bodies appear to become thicker when approaching a vein. The replacement bodies occur by themselves but are also fairly common in areas of vein mineralization. Metallurgical studies indicate the gold in replacement bodies occurs as fine free gold in association with sulphides.

Tension Veins

The tension veins are usually less than 10 centimetres (4 inches) wide. The veins appear to have more strike length than vertical extent. The tension vein zones can be hundreds of meters wide. Much of the native gold seen in the veins is in fractures, especially in arsenopyrite. There is usually anomalous gold associated with tension veins but the best grades appear close to mineralized shears.

Shear Hosted Veins

The shear-hosted veins are often wider than the tension veins and can be banded and include quartz-cemented breccias. The veins can be from a few centimetres to over three meters wide. The quartz is more apheric and less fractured than quartz in tension veins. Fine grained pyrite and lead sulfosalts give the veins a bluish color. These veins are usually highly anomalous in gold, and the presence of these veins is considered to be an essential component for an economic grade ore deposit.

Rock Creek Project - Structural Setting

The rocks in Nome have had several episodes of strong deformation. Outcrops where original bedding can be observed often exhibit strong folding within an apparently sub-horizontal bed. Many of the low angle contacts are probably imbricated thrusts related to the Brooks Range Orogeny. Foliation developed during the greenschist event is subhorizontal. Late stage of antimony and weak gold mineralization is associated with the northeast high-angle faults. One of the most prominent is the northeast striking Anvil Fault. The Anvil Fault has a significant geophysical signature and probable strike-slip movement. Glacier Creek and upper Rock Creek occupy parallel faults.

The Brynteson high-angle fault may also represent a major conduit for metamorphic fluids including hydrocarbons. Abundant carbon is seen in chips from bedrock samples obtained over the Brynteson fault zone by rotary drilling. The fault may have also mobilized gold; most gold occurrences east of the Snake River are located within a few kilometres of the Bryntenson Fault. Carbon flooding and gold mineralization are also associated with the Penny Fault, west of the Snake River. High angle northeast striking tension fractures extend across the district. These tension fractures are related to northeast striking faults, east-west compression of the Seward Peninsula, north-south extension, or a combination of these forces. The fractures occasionally host veins. These zones of parallel veining typically have a vertical extent of no more than 100 meters (300 feet) and a lateral extent of 300 or more meters (900 feet). Veins in tension fractures have been seen in the hanging wall of low angle structures at Rock Creek and Lindblom. The vein density is from one to three per meter.

The shear which hosts the Albion veins appears to offset all other structures. There is a significant offset of lithologies across the 30 meter (90 feet) wide Shear Zone. The Albion veins exhibit banding and re-healed breccias and have not been intensely fractured like the tension veins. These characteristics indicate the shear was active during a different, perhaps shallower environment than that under which the tension veins were formed. Low angle faults are common in the Nome District. The faults often contain remobilized carbon and could be pre or syn-metamorphic thrusts. There is a lack of compressive deformation but this deformation could be overprinted with lithostatic compression and foliation. Thrust faults could be remobilized by detachment. The low angle faults do show evidence of remobilization. A low angle fault at Rock Creek has both a carbon/calcite component and a gouge/clay component.

Rock Creek Project - History and Exploration

Placer miners commonly found and reported gold bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to their discontinuous nature. Little lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to the Company’s involvement, by Placer Dome, Tenneco, Newmont, Kennecott and Alaska Gold. A total of 33,000 meters of core and rotary drilling was carried out by these companies on the property (of which 18,600 metres was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after the Company concluded the purchase of Alaska Gold Company, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six reverse circulation drill holes (437 metres) were completed for metallurgical test work, and also tested the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3g/t gold mineralization.

In 2000, 30 additional drill holes totalling 2,449 meters were completed. Sampling was carried out on each five foot (1.52 metre) interval and strict sample protocols were employed to ensure adequate sample size and quality. The Company's program used experienced reverse circulation drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. The Company stationed a geologist on the rig full time to insure strict sampling protocols were undertaken. The drilling program and sampling protocol were managed by the Company with oversight provided by Phillip St. George, then Vice-President, Exploration for the Company. Phillip St. George is a Qualified Person as defined by National Instrument 43-101.

In April 2002, an independent geologic report for the project, titled “Summary Report For The Rock Creek Gold Project, Seward Peninsula, Alaska”, was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 meters in a program funded by TNR. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit in preparation for an independent preliminary economic assessment report.

Rock Creek Project - Resource Estimate

The Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) that was reported March 14, 2000 by the Company. The estimate was completed by Phillip St. George, then Vice-President of Exploration and Robert Prevost, Senior Geologist for the Company, both of whom are Qualified Persons as defined by National Instrument 43-101. These historical resource calculations comply with the standards as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. The estimate was completed using 7,677 samples averaging two meters in width utilizing Medsystem. Geologic boundaries for the resource estimate were developed for the higher-grade portions of the Albion Shear and for the quartz-muscovite schist (QMS) host rock. Geologic modeling work showed that only the QMS hosted significant tonnage of sheeted veins so the QMS was used to limit kriging of the sheeted veins both laterally and vertically. Kriging was constrained using a narrow (10 metre) near vertical search ellipse with large (100 metre) vertical and horizontal axis. The preliminary economics using a 75 metre-search distance indicate a one-gram cutoff is the most likely pit design cut-off.

The Rock Creek project gold resource estimates are as follows:

1.0 g/t cut off grade

Resource	Tonnes	Grade	Contained
Category (1)	(Millions)	Gold g/t	Ounces (2)
Measured	3.0	2.8	273,000
Indicated	3.4	2.7	282,000
Total M&I:	6.4	2.7	555,000

Inferred	2.9	2.8	303,000
Saddle:
Inferred	3.6	2.2	260,000
Total Inferred	6.5	2.5	563,000

Notes:	(1)
Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”.

	(2)	Contained Ounces are rounded to the nearest 1,000.

After completion of the block model using Medsystem software a preliminary open-pit model was developed for the currently defined gold resource. The block model is made up of 5 metre high by 5 metre long by 2.5 metre wide blocks and initial results indicate that with a 1-g/t cut-off the project would have a modest strip ratio of 3.2:1.

Rock Creek Project - Metallurgy

Early metallurgical test work by Newmont indicated >80% of gold reports to a gravity concentrate with a 48 mesh grind. Metallurgical test work by Placer Dome indicated 92% and 93% recovery with cyanidation and floatation respectively. Surface samples for both of these studies were taken from the sheeted vein area.

The Company completed a series of additional bench and pilot-scale metallurgical tests at McClelland Laboratories, Inc. of Reno, Nevada. The two main mineralization types were tested: Shear Veins and Tension Veins. Shear Vein mineralization is made up of blue-grey quartz vein material containing pyrite, sulfosalt minerals and arsenopyrite, and sheared and crushed fault breccia and gouge. This test work showed recoveries for this material averaged 90.7% overall using cyanide with 37.4% of the gold reporting to a gravity concentrate using a 65-mesh grind (P80 65M). The Tension Vein mineralization consists of a series of sheeted stockwork veins with a relatively simple mineralogy made of free gold in quartz veins with pyrite-arsenopyrite selvages. Recoveries of this material averaged 98.1% overall using cyanide with 86.2% reporting to a gravity concentrate at a 65-mesh grind (P80 65M). Overall recoveries for the entire deposit are expected to be >92% with over half of the gold recovered by a low-cost gravity circuit.

Rock Creek Project - Future Work

The Company has initiated a detailed in-fill delineation drilling campaign of approximately 8,000 meters (26,000 feet). The purpose of the drilling campaign is to improve the quality of the resource by increasing the measured and indicated categories. This work will be followed by detailed engineering studies sufficient to complete a feasibility study in order to determine if a viable project can be financed to production. As part of this step-wise approach, the Company has initiated an independent preliminary economic assessment study on the Rock Creek project to help define the potential capital and operating cost parameters and scale of the operation of a 3,000 to 5,000 tonne per day open-pit mining operation that could produce between 100,000 and 150,000 ounces per year. The preliminary economic assessment study is scheduled for completion by August 2003. Total expenditures to completion of the feasibility study are anticipated to be approximately US$5,000,000. NovaGold is presently advancing the project towards a production decision on a 100% ownership basis.

Nome Gold Project, Alaska

Nome Gold Project - Property Description and Location

As discussed under “Rock Creek – Purchase of Alaska Gold Company”, the property was acquired in 1999, when the Company purchased the Alaska Gold Company from Mueller. The property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900. The property consists of 313 mineral surveys made up of one or more patented claims, covering approximately 14,000 acres. These claims are legally described by mineral surveys and are wholly or partially owned by Alaska Gold Company, a wholly owned subsidiary of the Company. Legal surveys were part of the patent process. These mineral surveys are fee simple and have no annual requirements. A portion of the claims lie within the city limits of Nome, and has city taxes imposed of approximately US$34,000 per year.

The Company's primary interest in the property is to assess and develop the remaining historically defined in-ground gold and gravel resource on the property.

In April 2002, an independent technical report for the project, titled “Summary Report In The Nome Gold and Gravel Project, Seward Peninsula, Alaska”, was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

Nome Gold Project - Accessibility, Climate, and Physiography

The historically defined Nome Gold placer gold resources lie on the Nome coastal plain. Elevations on the coastal plain range from sea level to around 100 meters (300 feet) at the base of the foothills along the Nome Coastal Plain. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse, however, some exposure exists along ridge tops and in the vicinity of old placer prospects. The property is accessed from Nome via paved and unpaved roads, all within eight miles of Nome. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations have taken place year round. The property has many areas for location of stockpiles, processing and other facility sitings.

Nome Gold Project - Placer Gold History

Gold was discovered in 1898 by Jafet Lindeburg, John Brynteson and Eric Lindblom. Production of more then US$3,000,000 of gold in 1899 led to a large gold rush to Nome in 1900. Buried beach deposits, including the Third Beach, were discovered in 1904. The first dredge was built in 1905 and by 1917 more then twenty dredges had been built. In 1922, the Hammon Consolidated Gold Fields Company ("Hammon") started consolidating the district land ownership and started construction of two electric nine cubic foot capacity Yuba dredges. This coincided with the first cold water thawing process. In 1923, United States Smelting, Refining and Mining Company (USSR&M) bought out Hammon. Churn drilling commenced in the mid-1920s for a prospecting and reserve delineation. Dredging, thawing and churn drilling methods changed little through 1995, when those methods were discontinued due to low gold prices. USSR&M declared bankruptcy in 1972 and was taken over by Sharon Steel during bankruptcy proceedings and renamed the Alaska Gold Company. Sharon Steel was later incorporated into Mueller Industries, Inc. In 1999, the Company purchased the Alaska Gold Company from Mueller.

Nome Gold Project - Placer Gold Geology and Mineralization

Placer gold is widely distributed throughout the Nome district. Placer gold may occur on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely free gold and amenable to gravity recovery. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false bedrock. Lesser gold deposits are found in the marine sediments and deltaic sediments as well as the overlying stream deposits and in the present beach sands. The glacial deposits do not contain significant concentrations of gold but tend to be barren overburden. Since most mining on the coastal plain has been with bucket line dredges, the geology of all of these deposits is not entirely understood, as these deposits were not exposed for inspection during the mining process.

Nome Gold Project - Exploration and Mining History

The Company has not conducted any new exploration work since acquiring the Nome property in 1999. Approximately 10,000 churn holes have been drilled on the project from 1910 until late 1998. The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The remaining holes are outside of the main resource areas. Drilling on the property was with vertical holes, defining horizontal or near-horizontal mineralized zones. Drill hole spacing ranges from 100 to 200 feet (30-60 metres) along drill lines. Drill lines were typically spaced at 400 feet (120 metres) for exploration, 200 feet (60 metres) for resource delineation and 100 feet (30 metres) for mine planning. Individual samples generally ranged from one to five feet in length. Grade was determined by the weight of gold from each sample verses the volume of each sample interval.

The placer gold resources are most densely drilled and understood to the north of Nome in the Monroeville area and to lesser extent in the Airport area and the Western extension, west of the Nome airport. Open pit mining of the gold and gravel deposits on the property was curtailed in 1998 due to low gold prices. The mining permits for the project are currently under care and maintenance status.

Nome Gold Project - Placer Gold Mineral Resource Estimate

An historical resource estimate was made for the placer gold resources by Norm Johnson, mining engineer, Alaska Gold Company, a Qualified Person as defined by National Instrument 43-101. This historical mineral resource estimate was accomplished in plan view using the "triangle method", a type of polygonal estimation method, described in BLM Technical Bulletin #4, Placer Examinations, and based on over 70 years of continuous recorded mining results on the property that produced over 4,000,000 ounces of gold.

Nome Gold Project - Historical Placer Gold Mineral Resource Summary

Resource	Tonnes	Grade	Contained
Category (1)	(Millions)	Gold g/t	Ounces (2)
Measured	48.8	0.31	484,000
Indicated	90.2	0.24	688,000
Total M&I:	139.1	0.26	1,172,000

Inferred	156.5	0.21	1,066,000

Notes:	(1)
Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”.

	(2)	Tonnes and Contained Ounces are rounded to the nearest 1,000.

In addition to defining a placer gold resource the 10,000 drill holes on the property defined a total sand and gravel aggregate resource containing 1,134,000,000 tonnes of material. This sand and gravel aggregate material is broken down as follows:

¾" gravel aggregate (current stockpiles)	26 million tonnes
Aggregate in defined gold resource areas	261 million tonnes
Aggregate outside of defined gold resource areas	847 million tonnes
Total Sand and Gravel Material	1,134 million tonnes

Nome Gold Project - Future Work

The Company is currently looking at options to re-start production of a co-product gravel and gold operation in the future. An independent preliminary economic assessment study is planned to begin in 2003 for the Nome Gold/Gravel project to help define the potential capital, operating, and transportation cost parameters for a large scale aggregate and gold operation. The estimated total expenditures for the preliminary assessment study are approximately US$100,000.

Nome Revenue Generating Operations, Alaska

Nome Revenue Generating Operations

The Alaska Gold Company operations, wholly owned by the Company, are located on the same 100% private patented claims in and around Nome, Alaska as discussed in the above section on the Nome Gold Project. The Nome Operations generate revenues for the Company through the sale of sand and gravel aggregates, gold royalties, land leases and land sales. The total gross revenues generated in fiscal 2001 and 2002 were $2.1 million and $2.8 million, respectively.

In 2000, the Company developed a comprehensive land management plan to identify and classify the various properties based on resource and development potential. The main purpose of the land management plan was to determine which properties where strategic mineral properties core to the Company's exploration business plan and which properties could be divested to create positive cash flow for the Company. The Company sells both commercial and residential real estate on an on-going basis. In addition, there are certain lands that are of strategic value for the anticipated Nome Airport expansion. The Alaska State Department of Transportation has identified some 2100 acres of land that they would like to purchase in stages. An environmental review of the lands has been completed by the State. Appraisals are scheduled for August of 2003 with negotiations to settle on a purchase price scheduled for the fourth quarter of 2003.

In addition to the land sales, sand and gravel aggregate materials are sold from the estimated 26 million tonnes of stockpiles currently located on the property. These stockpiles are the bi-product of the historic gold mining on the property. This construction aggregate material is used locally and exported for use throughout western Alaska by construction contractors who use barges to ship the material from the Port of Nome.

The Company has leased land for small placer mining to several mining companies. These companies are actively mining on these leases and pay a 5% to 10% net royalty to the Company on annual production. The lease holders are all required to post a reclamation bond on the land under production.

Shotgun Gold Project, Alaska

Shotgun Project - Property Description and Title

The Shotgun gold prospect is located in the southern Kuskokwim Mountains of southwestern Alaska within the Kuskokwim Mineral Belt south of the Donlin Creek deposit. The property is 100% owned by the Company’s wholly owned subsidiary NovaGold Resources Alaska, Inc. (“NovaGold Alaska”) and consists of 57 Alaska State mining claims covering 922 hectares (2,280 acres). The claims are subject to a 5% net proceeds royalty held by Teck Cominco American Inc., a subsidiary of Teck Cominco Inc. (“Cominco”).

Pursuant to an agreement of purchase and sale dated April 30, 1998, NovaGold Alaska acquired a 49.07% interest in the 19 original Mose claims that comprised the Shotgun property and other claims from Enstar Corporation at a total cost of US$900,000. The remaining 50.93% in the Mose claim group was held by Cominco. Pursuant to an agreement dated May 8, 2001, NovaGold Alaska acquired the remaining 50.93% interest in the original 19 Mose claims on the Shotgun property from Cominco, subject to a 5% net proceeds royalty on production from those 19 claims to Cominco. Pursuant to an agreement dated December 14, 2002, NovaGold Alaska acquired the additional 38 claims comprising the Shotgun property from Cominco subject to a 5% net proceeds royalty on production from these claims reserved to Cominco. The Company now holds a 100% interest in all claims subject to the royalty described above.

Effective May 1, 2002, NovaGold Alaska entered into an exploration and option agreement with TNR Resources Ltd. (“TNR”) where TNR was granted the right to earn up to a 50% interest in the Shotgun group of claims by spending US$3,000,000 on exploration by May 31, 2006 “first option period”. TNR must complete exploration expenditures of US$250,000 by May 31, 2003, US$750,000 by May 31, 2004, US$1,000,000 by May 31, 2005, and US$1,000,000 by May 31, 2006 and issue 250,000 TNR common shares to the Company each year of the option. TNR can earn an additional 20% by expending an additional US$6,000,000 by May 31, 2009 with a US$2,000,000 annual work commitment, at which time NovaGold Alaska has a one-time back-in option to regain a 50% interest by agreeing to expend the next US$8,000,000 on project development within three years. If NovaGold Alaska elects not to exercise its one-time back-in option, TNR will issue an additional $1,000,000 worth of shares to the Company.

On April 23, 2003, NovaGold Alaska and TNR agreed to amend the exploration and option agreement, subject to the conditions noted below, to provide that TNR must complete exploration expenditures of US$100,000 by May 31, 2003 and US$900,000 by May 31, 2004. In addition, the obligations of TNR to issue common shares will be amended to provide that TNR will issue $125,000 of TNR common shares on or before May 1, 2003, $250,000 of TNR common shares on or before May 1, 2004 and $500,000 of TNR common shares on or before each of May 31, 2005 and May 31, 2006. The number of TNR common shares will be based on the 10-day average trading price prior to the date of issue and the total number of common shares issued will not exceed a maximum of 1,000,000 TNR common shares. The amendments to the exploration and option agreement are conditional upon TNR completing a capital restructuring in a manner satisfactory to the Company and TNR completing a $2,000,000 private placement on or before August 31, 2003 in which the Company has agreed to participate to the extent of $350,000. TNR has agreed to engage the Company as consultants to manage the exploration, development and related work on the Shotgun property on behalf of TNR during the first option period.

Shotgun Project - Accessibility and Climate

The village of Koliganek is located 56 miles (90 kilometres) to the southeast of the Shotgun group of claims on the Nushagak River and has scheduled air taxi service and barge service. An airstrip and staging area for freight and fuel is located south of the camp. Access to the property is via helicopter. Heavy equipment can be brought into the area via winter roads from Koliganek or from barge sites on the Nushagak or Kuskokwim Rivers. There are no permanent camp facilities at the Shotgun prospect.

The Shotgun property area is mostly devoid of vegetation, consisting primary of talus covered ridges and U-shaped valleys, ranging in elevation from 1,000 feet (300 metres) to 3,900 feet (1,200 metres). Soft muskeg and discontinuous permafrost are common at lower elevations in poorly drained areas. The area has a relatively dry continental climate with typically less than 20 inches (50 centimetres) total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures may fall to well below 0°F (-17°C).

Shotgun Project - Geological Setting

The region where the Shotgun claims are located is underlain by the cretaceous Kuskokwim group flysch sequence of alternating shale, siltstone and greywacke. The Kuskokwim group sediments have been intruded by late cretaceous to tertiary, felsic to mafic plutonic and volcanic units. Rhyolite dike swarms dated from 57-68 Ma are associated with both the lode and placer deposits of the Kuskokwim gold belt such as the Donlin Creek deposit. In the Shotgun area, gold is also associated with quartz-feldspar-biotite rhyolite porphyry that intrudes hornfelsed cretaceous Kuskokwim mudstone, siltstone and sandstone. The Shotgun rhyolite porphyry is similar in age to the other intrusive related gold bearing systems in the Kuskokwim gold belt.

The Shotgun Hills are cored by a 20 square mile (50 square kilometer) equigranular granodiorite to granite composition pluton dated at 67 Ma that intrudes the Kuskokwim group sediments. Numerous smaller granodioritic to granitic bodies occur peripheral to the pluton. Several subparallel, right-lateral, strike-slip faults are mapped in the general area.

Shotgun Project - Alteration and Mineralization

Alteration and mineralization is centered within a granitic rhyolite porphyry intrusion and continues out into adjacent hornfelsed sediments. The rhyolite porphyry is variably altered and mineralized. Alteration includes large areas of intense quartz stockwork veining (greater than 50%) varying to areas with little to no quartz or sericite. Sulphide mineralization averages less than 2% but locally may be up to 5%. Gold values correlate most closely with strong quartz veining and generally gold is greater than 1 g/t in areas of greater than 50% quartz. These strongly altered and mineralized areas are spatially associated with a magmatic breccia of similar composition to the main rhyolite porphyry mass. The majority of the clasts are quartz veined rhyolite. The rhyolite fragments and the igneous matrix are so close in composition and texture that clast boundaries are difficult to identify. Quartz veins at the boundary of the clasts are commonly the only identifiable boundary of the clast. Locally large areas of hornfels are also brecciated which include clasts of hornfels and rhyolite supported within by a rock flour matrix.

Alteration minerals include: quartz veining (up to 90%), clays, albite, sericite and secondary biotite. Associated primary metallic minerals include: arsenopyrite, chalcopyrite, covellite, chalcocite, native copper, molybdenite, sphalerite and galena. Surface oxidation is minor and is confined to structures and more permeable zones but scorodite, malachite, azurite, native copper and other supergene minerals are noted at surface. The wide range of primary copper species probably indicates a lack of available sulphur within the mineralizing system.

Shotgun Project - Exploration History

The Shotgun deposit was first identified in 1983 during a regional exploration program focused on gold and tin. Grid rock sampling and mapping that year identified a large area of greater than 500 parts per billion (ppb) gold. In 1984, a shallow (less than 65 meters) four hole drill program tested an area of greater than 1,000 ppb gold in rock chips. In 1988, a second drill program was designed to test this area of greater than 1000 ppb gold at greater depth. Difficult drilling conditions and budget constraints prevented completion of the planned drill tests. Though recovery was poor, the results of the two drill programs demonstrated a widespread area of porphyry related mineralization averaging 1.2 g/t gold. In 1997, a property wide aeromagnetic survey was flown over the property.

In 1998, the Company drilled a total of 10,000 feet (3,300 metres) of HQ diamond drilling in 19 holes with two helicopter supported drill rigs. The core was logged, halved, and sampled at intervals of one to two metres. Analyses included gold plus a broad geochemical ICP suite.

In April 2002 an independent geologic report for the project, titled “Summary Report For The Shotgun Gold Prospect, Kuskokwim Mineral Belt, Alaska”, was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

No additional field work was completed on the project between 1999 and 2002.

Shotgun Project - Resource Estimate

On October 21, 1998, the results of an internal resource estimate for the Shotgun deposit were announced by the Company. The inferred resource was estimated by Qualified Persons, Phillip St. George and Robert Prevost. The resources were based on the drilling completed from 1984 to 1998, using Medsystem Software. The resource estimate was constrained by the interpreted rhyolite-hornfels contacts. Approximately 90,000 5x5x10m blocks make up the model. The table below summarizes the tonnes and grade of this initial model.

Inferred Resource Category Tonnage and Grade Estimate (1)

Au Cutoff (g/t)	Tonnes	Grade (g/t)	Total Grams of Au	Total Contained Ounces of Au
0.50	32,765,175	0.93	30,471,613	979,662
0.75	16,553,025	1.27	21,022,342	675,889
1.00	11,646,450	1.44	16,770,888	539,201

Notes:	(1)
Although “Inferred Resources” is a category of mineralization that is recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”.

Material grading 3 g/t to 4 g/t gold is located at the upper levels of the deposit in a favourable setting for open pit mining. Initial calculations indicated a low strip ratio of 1:1 at a one-gram per tonne cut-off. Initial metallurgical tests indicate good cyanide recoveries in excess of 93%. The system is open to the west, north and at depth. A detailed ground magnetic survey in conjunction with an airborne survey has defined several other porphyry targets. No drilling has yet been completed on these new target areas or on the surrounding gold anomalies and other prospects in the area.

Shotgun Project - Future Work

The Company has been informed by TNR that they plan to expend US$900,000 on the project between May, 2003 and June 2004. Anticipated exploration activities include: core drilling, ground geophysics, including 3D Induced Polarization and magnetics; rock and sill geochemical analysis; and remote sensing and geologic mapping. The program is anticipated to be funded and operated by TNR pursuant to its right to earn an interest in the Shotgun property as described above.

Other Properties

Alaska and Yukon

The Company has interests in two additional early stage gold properties in Alaska at Donlin North and Big Hurrah. Neither one of these properties is considered financially material to the Company.

NovaGold recently completed the organization of a new early stage exploration company called SpectrumGold Inc. (“SpectrumGold”) that will be focused on exploration in Western Canada. SpectrumGold will be operated by NovaGold’s management team and NovaGold is the largest shareholder of the new company with current ownership by NovaGold of 42.86% of the issued shares. NovaGold transferred to SpectrumGold four early stage Yukon exploration properties. None of these properties is considered financially material to NovaGold. SpectrumGold also acquired the mineral assets in British Columbia previously held by Quest Capital Corporation (“Quest Capital”) and an option on the exploration rights to the Brewery Creek Mine Property in the Yukon indirectly held by Quest Capital. In addition to the property acquisitions SpectrumGold was initially funded with C$0.5 million in cash from each of NovaGold and Quest Capital.

Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. In particular, the following risk factors apply:

No Production History

The Company has no history of producing precious metals from its current portfolio of mineral exploration properties. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties is currently under development. The development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result the Company is subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

Potential Inaccuracy of Mineralization Estimates

Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates of gold made by independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

The Company has not commenced production on any of its properties and mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon actual production experience. Extended declines in market prices for gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of other mineralization, or of the Company’s ability to extract this other mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future feasibility studies will establish proven and probable reserves at the Company’s properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Development Risks

None of the Company’s mineral properties, including the Donlin Creek, Nome Gold, and Rock Creek Projects has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metals prices. See “Volatility of Metals Prices”. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by the Company’s studies and estimates.

There are a number of uncertainties involved in the development and construction of any new mine, including the Donlin Creek, Rock Creek and Nome Gold Projects. See “Advanced Project Risks”. These uncertainties include:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and costs of skilled labour, power, water and transportation facilities;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and
  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that the Company’s future development activities will result in profitable mining operations.

Advanced Project Risks

Completion of the development of the Company’s advanced projects is subject to various factors, including the availability and timing of acceptable arrangements for financing, power, transportation, construction, contract mining and smelting, or the availability, terms, conditions and timing of required government approvals. The lack of availability on acceptable terms or the delay in any one or more of these items could delay or prevent their development. There can be no assurance that:

  the development of the Company’s advanced projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

If the actual cost to complete the development of the Company’s advanced projects is significantly higher than expected, there can be no assurance that the Company will have enough funds to cover these costs or that it will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases or the failure to obtain necessary project financing on acceptable terms to commence or complete the development of the Company’s advanced projects on a timely basis, or to achieve anticipated production volume, could have a material adverse effect on the Company’s future results of operations and financial condition.

The successful development of the Donlin Creek Project is subject to the other specific risk factors described herein.

Donlin Creek Project Risks

Within the terms of their back-in agreement with the Company, Placer Dome now manages Donlin Creek’s feasibility and permitting processes, and will oversee any future mine development and operation. The Company cannot direct Placer Dome’s activities as manager and, therefore, cannot fully predict the pace nor the scale of the project’s permitting and future development. Furthermore, Placer Dome may cease to be the project manager if it elects to terminate its agreement with the Company. In the event of termination, Placer Dome will at its election, either retain a 30% interest in the project with NovaGold reverting to a 70% interest and managing the Donlin Creek project thereafter or revert to a 5% Net Proceeds Interest.

Volatility of Metals Prices

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from its mineral properties. The market price of gold is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the US dollar and certain other currencies;
  interest rates;
  global or regional political or economic crises;
  demand for jewellery and industrial products containing gold; and
  sales by central banks and other holders, speculators and producers of gold in response to any of the above factors.

The aggregate effect of these factors is impossible for the Company to predict. Decreases in gold prices could affect the Company’s ability to finance the development of the Donlin Creek, Rock Creek and Nome Gold Projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that gold prices will remain at current levels nor that they will improve.

Uncertainty and Cost of Mineral Exploration and Acquisition

All of the Company’s properties are currently in the exploration stage and the Company has not yet determined if any of its properties contain an economically feasible resource. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Competition for attractive mineral exploration properties is intense. See “– Competition”. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

If the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights, or that the

Company’s exploration programs will result in proven and probable reserves in sufficient quantities to justify commercial operations in any of the Company’s properties, including the Donlin Creek, Rock Creek and Nome Gold Projects.

Title

The Company’s policy is to seek to confirm the validity of rights to title to, or contract rights with respect to, each mineral property in which it has a material interest. However, the Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available, and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on its properties as permitted or to enforce its rights with respect to its properties.

Requirement of External Financing

The Company will need external financing to develop and construct the Donlin Creek, Rock Creek and Nome Gold Projects and to fund the exploration and development of its other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop is expected to require significant capital expenditures. There can be no assurance at all that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

Environmental Regulations

The current and anticipated future operations of the Company, including further exploration, development activities and commencement of production on its properties, require permits from various United States and Canadian Federal, State and local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Ongoing Reclamation

The Company mined silver and gold from the Murray Brook mine until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee this amount will be sufficient to satisfy the environmental regulations and requirements. If the government regulators determine the program requires additional work, the Company may be required to fund this work which could have a negative affect on the Company’s financial position.

Litigation

During 1992, the limited partners of the Murray Brook Processing Limited Partnership, the entity established to operate the processing facility at the Murray Brook Mine, commenced a legal action against the Company and its wholly-owned subsidiary, Murray Brook Resources Inc., seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. While the Company is of the opinion that this claim is without merit, there is no certainty of the outcome. No provision has been recorded in the accounts of the Company respecting this litigation.

Placer Dome and Calista’s Back-in Rights Could Dilute the Company’s Interest in the Donlin Creek Project

The Company has earned a 70% interest in the Donlin Creek Project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista retain the rights to reacquire a portion of the project. In Placer Dome’s case this right allows it to increase its current 30% interest to 70% by spending three times the Company’s past expenditures on the project. In Calista’s case, an interest between 5% to 15% can be earned at the time of project development upon payment of a prorata share of project capitalized costs. If the Placer Dome and Calista rights are exercised in full, the Company’s interest in the Donlin Creek Project would decline to 25.5%.

Management of Growth

The Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, it will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

The mining industry is intensely competitive. Many of the significant, multinational precious metals mining companies may become interested in any number of the Company’s current mineral properties or in the types of mineral properties on which the Company is focused. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company has. The Company may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Possible Dilution to Present and Prospective Shareholders

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments convertible into common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Company’s Share Price Has Historically Been Volatile

The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The affect of these and other factors on the market price of common shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile. The Company’s shares have traded in a range between approximately C$0.15 and C$6.00 in the last 3 years.

History of Net Losses

As an exploration company that has no mineral production history, the Company has incurred losses since its inception and is expected to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

  $3.5 million for the year ended November 30, 2002; and
  $0.5 million for the year ended November 30, 2001.

The Company had an accumulated deficit of $67.3 million as of November 30, 2002 and $68.7 million as of February 28, 2003.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Requirement for and Uncertainty of Access to Additional Capital

The Company had working capital of approximately $16.6 million as of November 30, 2002 and $15.3 million as of February 28, 2003. The Company has obligations to make annual payments and to complete annual work commitments on its properties totalling approximately $700,000 during this fiscal year ending November 30, 2003. The Company intends to fund its plan of operations from working capital and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that the Company will commence production and generate sufficient revenues to meet its obligations as they become due or to obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial information included in this Annual Information Form.

Dependence on Key Personnel

The Company is dependent on the services of key executives including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel focused on managing the Company’s interests and relationship with Placer Dome Inc. at Donlin Creek, the advancement and development of the Rock Creek and Nome Gold projects, as well as the identification of new opportunities for growth and funding. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of its activities may have a material adverse effect on the Company’s business or future operations.

Possible PFIC Status Has Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that NovaGold may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or NovaGold may become a PFIC in the future. If NovaGold is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of NovaGold. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. There can be no assurance that NovaGold will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of NovaGold’s net capital gain and ordinary earnings for any year in which NovaGold is a PFIC, whether or not NovaGold distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Fiscal Years Ended November 30, 2002, 2001 and 2000, in $000’s except per share amounts:

	2002	2001	2000

Revenue – net of cost of sales	$2,082	$2,531	$757
Expenses and Other	($5,539)	($3,025)	$1,949
Income (loss) for the year	($3,457)	($494)	2,706
Loss per share
– basic	($0.10)	($0.02)	$0.13
– diluted	($0.10)	($0.02)	$0.09
Total assets	$52,723	$17,960	$14,820
Total long term financial liabilities	($1,496)	($2,713)	($4,728)

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	Feb 28,	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,	May 31,	Feb 28,
	2003	2002	2002	2002	2002	2001	2001	2001	2001

Revenue – net of cost of
sales	226	344	563	208	967	233	646	1,408	244
Expenses and Other	(1,586)	(902)	(1,374)	(2,445)	(818)	(1,513)	(581)	(682)	(278)
Income (loss) for the
quarter	(1,360)	(559)	(810)	(2,237)	149	(1,251)	65	726	(34)
Income (loss) per share –
basic and diluted	(0.03)	(0.03)	(0.02)	(0.06)	0.01	(0.07)	0.00	0.03	(0.00)
Total assets	48,084	52,723	35,282	35,435	18,270	17,960	17,745	15,587	14,757
Total long term financial
liabilities	(1,496)	(1,496)	(1,496)	(1,496)	(2,784)	(2,713)	(4,823)	(4,821)	(4,715)

Dividend Record and Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's Board of Directors will review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following information should be read in conjunction with the Company’s November 2002 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

NovaGold is a precious metals company focused on the creation of value through exploration and development of quality mineral assets. The Company’s operations since 1998 have focused on exploration and development opportunities in Alaska, USA and the Yukon, Canada.

The Company’s financial position has improved significantly during fiscal 2002. The Company began the year with cash and cash equivalents of $0.4 million and completed the year with $20.4 million. During the year the Company expended $14.0 million on its mineral properties and significantly advanced its main property, the Donlin Creek gold project in Alaska. The Company continued to produce revenue from its land, gravel and other businesses, and generated over $2.1 million in cash flow from those businesses during the year ended November 30, 2002.

Results of Operations

Revenue from the Company’s sand-and-gravel operations, gold royalties and land sales in Nome, Alaska and other revenues was $2.1 million during the year ended November 30, 2002 compared with $2.8 million in the previous year. The revenues were lower largely because of reduced land sales, offset in part by increased gravel sales and other revenues from services.

The Company had a net loss for the year ended November 30, 2002 of $3.5 million (or $0.10 per share) as compared to a net loss of $0.5 million (or $0.02 per share) in 2001.

The Company’s general and administrative expenses increased to $1.2 million in 2002 from $0.5 million in 2001. This increase is largely attributable to the increased administrative costs related to the four-fold increase in exploration activities at the Donlin Creek property in Alaska. Corporate development and communication costs increased from $0.6 million in 2001 to $1.4 million in 2002; and, in addition, professional fees increased from $0.5 million in 2001 to $1.4 million in 2002. These increases largely related to the expanded costs of corporate communications related to the significant increase in the Company’s shareholder base and market capitalization in 2002 with certain professional fees also increasing correspondingly. The Company does not anticipate that these increases will continue in 2003.

As a result of conversion in 2001 and 2002, respectively, of two convertible debt instruments, the Company’s interest on long-term debt decreased from $0.3 million to $0.1 million in 2002, and the Company recorded a gain of $0.1 million on the conversion in 2002. Wages and benefits increased from $0.4 million to $0.9 million reflecting the increased activity of the Company. Certain wages are charged to the related exploration projects.

In 2002, the Company wrote-off the accumulated mineral property acquisition and related deferred exploration costs of $0.9 million associated with the Caribou property in Alaska and the German Creek property in the Yukon. In 2001, the Company recorded a write-down of the accumulated mineral property costs for the Sewell Brook property in New Brunswick of $0.6 million.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at November 30, 2002 were $20.4 million compared with $0.4 million at November 30, 2001. During fiscal 2002 the Company used $1.4 million in operating activities compared with $0.9 million provided from operating activities in 2001. The reduction in funds from operating activities was largely due to the increased loss in the year, offset by cash generated by the reduction in non-cash working capital. At November 30, 2002 the Company had no long-term debt.

In 2002, net cash generated by financing activities was $35.6 million. In April 2002 the Company received $18.5 million, net of costs, from the issuance of 5,295,000 units at $3.50 per unit. Each unit consisted of one share and one-half share purchase warrant, with each warrant entitling the holder to purchase one share at $4.50 per share on or before October 19, 2003. In September 2002 the Company received $15.1 million, net of costs, from the issue of 2,958,040 units at $5.10 per unit. Each unit consisted of one share and one-half share purchase warrant, with each warrant entitling the holder to purchase one share at $6.50 per share on or before March 20, 2004. In February 2002, the Company eliminated the convertible royalty of US$750,000 by issuing 319,543 common shares of the Company to the holder at approximately $3.70 per share. In addition, the Company received proceeds of $2.0 million in 2002 through exercise of options and $2.0 million through the exercise of warrants.

In 2002, the Company incurred expenditures on exploration and development of $14.0 million compared with $3.4 million in 2001. In both 2001 and 2002 the primary focus of expenditures was on the Donlin Creek property in Alaska, USA. In 2002 the Company exceeded US$10 million of expenditures on the Donlin Creek gold project, and thereby earned a 70% interest in the project from Placer Dome, subject to certain back-in rights.

Outlook

On February 10, 2003 Placer Dome elected to earn an additional 40% interest, for a total of 70%, in the Donlin Creek project from the Company by spending three times the Company’s expenditures to November 13, 2002 toward project development, completing a project feasibility study, and making a decision to construct a mine on the project to produce not less than 600,000 ounces of gold per year, all by November 13, 2007. As a result of this exercise Placer Dome has taken over as operator of the project and thus the Company does not anticipate any significant net expenditures on Donlin Creek in 2003. Placer Dome is required to reimburse NovaGold for its expenditures incurred on the project subsequent to November 13, 2002 and prior to Placer Dome completing the transition to operator, and subsequent to May 31, 2003 the Company received US$1.1 million as part of this reimbursement. The Company has been informed by Placer Dome that it is completing a preliminary feasibility study on the Donlin Creek project.

The Company is reviewing the possible development plans for gold mining operations at both the Company’s Rock Creek and Nome Gold projects located close to Nome, Alaska. The Company expects to complete a scoping study on the Rock Creek project in 2003 with the intention, before the end of 2003, of either completing a pre-feasibility study or going directly to commencing a feasibility study on the project. In addition the Company is reviewing the possible development plans for Nome Gold likely commencing with a scoping study. The anticipated costs for both these projects for 2003, currently expected not to exceed US$5 million in total, are expected to be funded from available cash with no requirement for alternative financing. The Company also plans to look for other exploration or development opportunities in North America and attractive opportunities in other parts of the world.

NovaGold recently completed the organization of a new early stage exploration company called SpectrumGold Inc. SpectrumGold will be operated by NovaGold’s management team and focused on exploration in Western Canada. NovaGold is the largest shareholder of the new company with current ownership of 42.86% of the issued shares. SpectrumGold will be exploring on four early stage Yukon exploration properties transferred from NovaGold as well as the mineral assets previously held by Quest Capital in British Columbia and an option on the exploration rights to the Brewery Creek Mine indirectly held by Quest Capital in the Yukon.

ITEM 6 MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange under the symbol "NRI".

ITEM 7 OFFICERS AND DIRECTORS

The management of the Company consists of four executive officers and seven directors. The table below provides the names and related information concerning each executive officer and director.

Name and Address	Present Position in the Company	Principal Occupation	Director Since
George Brack North Vancouver, British Columbia(1)	Director	President of Macquarie North America Ltd.	2001
Gerald J. McConnell Kings County, Nova Scotia(2)	Director	President and Chief Executive Officer of	1984
Cole McFarland Fallbrook, California(2)	Director	Etruscan Resources Inc. (resource company) Retired Businessman	2001
Clynton Nauman Blaine, Washington(1)(3)	Director	Chief Executive Officer of Asset Liability Management Group ULC	1999
James Philip(1)(2) Coquitlam, British Columbia	Director	Managing Partner of Morgan & Co., Chartered Accountants	2003
Rick Van Nieuwenhuyse Los Gatos, California(3)	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1999
Name and Address	Present Position in the Company	Principal Occupation	Director Since
Robert J. (Don) MacDonald, Vancouver, British Columbia	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer of the Company	-
Douglas Brown, Bellingham, Washington	Vice-President, Business Development	Vice-President, Business Development of the Company	-
Gregory S. Johnson Bellingham, Washington	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	-
Joseph R. Piekenbrock Denver, Colorado	Vice-President, Exploration	Vice-President, Exploration of the Company	-
Janice A. Stairs Halifax County, Nova Scotia	Secretary	Partner, Patterson Palmer	-

(1)	Member of the audit and corporate governance committee.
(2)	Member of the compensation committee.
(3)	Member of the technical committee.
(4)
The directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over 6.01% of the common shares of the Company. This information was provided to the Company by the directors and officers as of June 30, 2003.

(5)	All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

George Brack

Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the worldwide identification, evaluation and execution of strategic mergers and acquisitions.

Gerald J. McConnell, Q.C.

From December 1984 to January 1998, Mr. McConnell held the position of President of the Company. From January 1998 to May 1999, Mr. McConnell held the positions of Chairman and Chief Executive Officer of the Company. Mr. McConnell is Chairman, President and Chief Executive Officer of Etruscan Resources Inc., of which he has also been a director since June 1990. Gerald McConnell was called to the Bar in the Province of Nova Scotia in 1971 and became a partner in the law firm of Patterson Palmer, Halifax Regional Municipality, Nova Scotia, in 1978. In 1987 Mr. McConnell took an indefinite leave of absence from the partnership in order to devote his attention to the Company and Etruscan Resources Inc.

Cole McFarland

Mr. McFarland is a veteran of the mining industry with over 40 years of experience in the development of mines in the U.S., Canada, Mexico, Russia and the Philippines with extensive experience in Alaska. Mr. McFarland was formerly President and CEO of Placer Dome U.S. Inc. until his retirement from the company in 1995. In that capacity he was responsible for the development of several U.S. mines for the company, including the early stage development of the Cortez Pipeline deposit. Prior to his appointment as President of Placer Dome U.S., Mr. McFarland held a number of senior executive positions within the Placer Dome Group of companies. Mr. McFarland is currently the principal of McFarland and Associates and a director of Bema Gold.

Clynton R. Nauman

Mr. Nauman is the Chief Executive Officer of Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 to February 2003. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has had 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Rick Van Nieuwenhuyse, MSc

Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of worldwide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the Company. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

James Philip, CA

Mr. Philip joined Morgan & Company in May 1980 and became a partner in June 1981 and managing partner in August 1993. Mr. Philip has over 25 years public of accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Robert J. (Don) MacDonald, CA

Mr. MacDonald joined the Company in January 2003. Mr. MacDonald brings with him over 20 years experience in mine development and financing. Prior to joining the Company Mr. MacDonald was Senior Vice President and Chief Financial Officer Forbes Medi-Tech Inc. a public biotech company (2001-2003), De Beers Canada Mining (formerly Winspear Diamonds) (1999-2001), and Dayton Mining (1991-1999) and Vice-President Finance of Granges Inc (1983-1991). During his career Mr. MacDonald has been involved in the operation or development of nine mines in North and South America, and the completion of over $500 million of mine financings and $500 million of mining M&A transactions. Mr MacDonald is a chartered accountant, and has bachelors and masters degrees in engineering from Oxford University.

Douglas Brown, MSc.

Mr. Brown joined the Company in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the USA and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a BSc in Mining Engineering and an MSc in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown’s positions within the Placer Dome Group included Vice President of Strategic Development (1999-2002), Assistant Mine General Manager at the South Deep Gold Mine (2001), Director of Finance and Planning (1997-1999), Assistant Mine General Manager at the South Deep Gold Mine, and Manager of Corporate Finance (1994-1997).

Gregory S. Johnson, B.Sc. Honours

Mr. Johnson joined the Company in 1998. Prior to joining the Company Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995 as a senior geologist for Placer Dome in Alaska, Mr Johnson played a key role in the multi-million ounce Donlin Creek discovery. From the late 1980's Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the US, Canada, Australia, Russia, and Africa. Mr. Johnson is responsible for the Company's acquisition initiatives, as well as, developing strategic joint venture opportunities for the Company.

Joseph Piekenbrock, MSc.

Mr. Piekenbrock joined the Company as an employee in June 2003. Prior to this, as a consultant, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources. In addition, he brings a wealth of northern experience through years of exploration for both Cominco and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts Degree in geology from the University of Colorado, and a Master of Science degree in geology from the University of Arizona.

Janice A. Stairs LLB, MBA

Ms. Stairs assumed the position of secretary in May, 2002. Ms. Stairs is a partner with the law firm of Patterson Palmer located in Halifax, Nova Scotia. Ms. Stairs has practiced law in private practice for the last 18 years specializing in corporate finance, securities and resource-related issues for private and public companies. Ms. Stairs holds a law degree from Dalhousie University in Halifax, Nova Scotia and a Masters in Business Administration from Queen's University in Kingston, Ontario.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)
when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)
one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b)	at any other time, one copy of any other documents referred to in (a), (i) (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.